Darin Smith

Vice President and

Associate General Counsel

(319) 573-2676

March 31, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Equitable Financial Life Insurance Company (“Equitable Financial”)
Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-269352)

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Equitable Financial (the “Registrant”) respectfully requests the withdrawal of the Registration Statement on Form S-3 (File No.333-269352) (Accession No. 0001193125-23-012769), together with all exhibits thereto (collectively, the “Registration Statement”). The purpose for the Registration Statement, which was filed on January 23, 2023, was to register additional shares for the Structured Investment Option offered by the Registrant and to modify the Segment Interim Value calculation to conform to the National Association Insurance Commissioners (NAIC) new standard being adopted by the State Departments of Insurance.

The Registrant confirms that the Registration Statement did not become effective and that no securities have been sold in connection with the offering contemplated by the Registration Statement. Therefore, Equitable Financial respectfully request that an order be issued granting their request for withdrawal of the Registration Statement as soon as is practicable.

The information that was filed in the Registration Statement will be re-filed at a later date.

Please contact the undersigned at (319) 573-1676 if you have any questions or comments.

Best regards,

/s/ Darin Smith
Darin Smith